Exhibit 95

MINE SAFETY INFORMATION

The Federal Mine Safety and Health Act of 1977 (Mine Act) imposes stringent health and safety standards on various mining operations. The Mine Act and its related regulations affect numerous aspects of mining operations, including training of mine personnel, mining procedures, equipment used in mine emergency procedures, mine plans and other matters. SWEPCo, through its ownership of DHLC, and AGR and KPCo, through their use of the Conner Run fly ash impoundment, are subject to the provisions of the Mine Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations require companies that operate mines to include in their periodic reports filed with the SEC, certain mine safety information covered by the Mine Act. DHLC and Conner Run received the following notices of violation and proposed assessments under the Mine Act for the quarter ended June 30, 2015:

	DHLC	Conner Run
Number of Citations for Violations of Mandatory Health or
Safety Standards under 104 *	1	—
Number of Orders Issued under 104(b) *	—	—
Number of Citations and Orders for Unwarrantable Failure
to Comply with Mandatory Health or Safety Standards under 104(d) *	—	—
Number of Flagrant Violations under 110(b)(2) *	—	—
Number of Imminent Danger Orders Issued under 107(a) *	—	—
Total Dollar Value of Proposed Assessments	$100	$—
Number of Mining-related Fatalities	—	—

* References to sections under the Mine Act.

There are currently no legal actions pending before the Federal Mine Safety and Health Review Commission.